Exhibit 15.1

GENERATION INCOME PROPERTIES, INC.

ANNOUNCES ACQUISITION OF

WALGREENS PROPERTY IN COCOA, FL

Tampa, FL – September 18, 2019 - Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) announced the acquisition on September 12, 2019 of an approximately 15,000-square-foot, single tenant Walgreens (NASDAQ: WBA) in Cocoa, Florida for total consideration of approximately $4.5 million.

Walgreens has a “BBB” credit rating which is deemed to be “investment-grade” by the credit rating agencies. This is the fourth investment grade credit, triple net leased asset purchased by GIP. The transaction was funded in part with debt from American Momentum Bank.

David Sobelman, President and Chief Executive Officer of Generation Income Properties REIT, noted, “This acquisition reflects the continuing growth of our company by identifying properties that are accretive to earnings. We look forward to adding quality assets to our portfolio.”

“Having worked with Generation Income Properties in this and previous transactions, we were proud to finance another one of their assets,” said Porter Smith, Tampa Bay market president for American Momentum Bank. He continued, “We believe in their vision and we look forward to continuing our long-term relationship.”

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. We invest primarily in freestanding, single-tenant commercial retail, office and industrial properties.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the company’s business, financial condition, and results of operations. Some of these risks and uncertainties are identified in the company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

GIPREIT.COM